

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

Nicholas Scherling
Chief Executive Officer
Decentralized Crypto Financial Inc.
4795 Meadow Wood Lane, #200
Chantilly, VA 20151

> **Re: Decentralized Crypto Financial Inc.**
> **Amendment No. 7 to Offering Statement on Form 1-A**
> **Filed January 5, 2023**
> **File No. 024-11353**

Dear Nicholas Scherling:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2022 letter.

Amendment No. 7 to Offering Statement on Form 1-A Filed January 5, 2023

General

1. We note your response to comment 1 and reissue in part. We acknowledge the change in your offering statement stating that you have 500 million outstanding shares of common stock, when previously you had disclosed 300 million. However, as per your Certification of Incorporation you have 500 million authorized and per Item 6 of Part I of your offering circular, you have so far issued 300 million unregistered securities. Please revert the language to its original form to clearly distinguish between the number of shares authorized for issuance as compared to the number of shares actually issued and outstanding.

You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Blackburn